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July 21, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:                             Motif Bio plc

Registration Statement on Form F-1
Filed July 13, 2016
File No. 333-212491

Dear Ms. Hayes:

On behalf of our client, Motif Bio plc (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated July 19, 2016 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form F-1 filed with the Commission on July 13, 2016 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Risk Factors

If We Or Any Of Our Future Licensors Are Unable To Obtain And Maintain Effective IP Rights…, page 29

1.                                      We note that you revised your disclosure on page 29 to state that you own one patent related to iclaprim which is scheduled to expire December 2, 2016.  To the extent material to your business, please provide a description of this patent under the Intellectual Property heading on page 89, including the type of patent protection (such as composition of matter, use or process), the applicable jurisdiction and your proposed response to the impending loss of protection.  Please also discuss any potential material adverse effects of the patent expiration, to the extent applicable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not consider the patent to be material to the Company and has, therefore, not included a description of this patent in the Revised Registration Statement.

The Company believes this patent is not material, in part, because, as discussed on page 29 of the Registration Statement and Revised Registration Statement, this patent will expire prior to the Company’s expected commercialization of iclaprim and, therefore, will not provide meaningful intellectual property protection.  Instead, as discussed throughout the Registration Statement and Revised Registration Statement, the Company believes that iclaprim’s status as a QIDP and NCE will provide marketing exclusivity.  The Company is also exploring alternative basis for patent protection.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Contractual Obligations And Other Commitments, page 69

2.                                      We note your revised disclosure on page 70 that you do not believe you are a successor in interest to the Hoffman-La Roche/Arpida Agreement, which could require you to pay royalties on net sales of your iclaprim product.  We also note your disclosure on page 23 that you do not believe that Nuprim or the party for which it was a successor in interest was assigned the Hoffman-La Roche/Arpida Agreement.  Please tell us supplementally how you came to this conclusion and why you think it is unlikely that your iclaprim product would fit the factors requiring payment.  Please also tell us whether any of your rights to iclaprim, including know-how and patent rights, would be implicated if you are not a successor in interest to the Hoffman-La Roche/Arpida Agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, based on its review of the documentation for certain of the prior transactions through which iclaprim was eventually acquired by the Company, while the iclaprim assets were properly assigned to and assumed by the Company, the Hoffman-La Roche/Arpida Agreement (the “Agreement”) was not.

Based on the Company’s and its advisors’ review of the documentation made available to them regarding the assignment of iclaprim, the Company believes that in at least one of the transfers of the Agreement to one of the prior holders of the assets related to iclaprim (the “Prior Holder”), the assignment of the Agreement (though not of the other rights) may have been invalid for the following reasons: (1) there is no clear assignment of the Agreement (i.e., the documentation is ambiguous); (2) there is no available evidence that the prior shareholders or parties assumed any obligations under the Agreement; and (3) there is no available evidence that Hoffman La-Roche gave required consent to the assignment of the Agreement. In addition, there is no evidence than any transfer of the Agreement was made by the Prior Holder to the Company or its predecessor.

Further, even if the Company is determined to have an obligation under the Agreement, the Company believes it is unlikely that the Company’s iclaprim product would fall within the definition of “Drug,” in part because in order for the Company’s iclaprim product to meet such definition it would need to be covered by one of the patents assigned under the Agreement and such product will not be covered by any such patents as they would have expired prior to any commercialization of such product by the Company and, if it did fall under such definition, the Company would not, in many jurisdictions, have a payment obligation for its iclaprim product due to the fact that royalty payments in many jurisdiction, including the United States, cannot go beyond the expiration date of the relevant patents associated with such royalty, and in the Company’s case, all of its patents related to iclaprim have either lapsed or expired, or will expire, by the time the Company is ready to commercialize its iclaprim product.

The Company respectfully advises the Staff that although it does not have any rights and obligations under the Agreement, the Company is confident that it has full rights to its iclaprim product, including know-how and patent rights (though as noted in the Company’s response to Comment 1, there are no material patents) and the rights under the Agreement are not relevant to the Company’s commercialization of its iclaprim product.

Exhibit Index

3.                                      Please include a list briefly identifying the contents of all omitted schedules in Exhibit 2.1., together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.  See Item 601(b)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has identified the schedules, exhibits and annexes to Exhibit 2.1 (the Agreement and Plan of Merger) that it has omitted in reliance on Item 601(b)(2) and that a description of these omitted exhibits and annexes has been included in the table of contents to the Agreement and Plan of Merger. The Company has included a footnote in both the exhibit index to the Revised Registration Statement and the table of contents to Exhibit 2.1 that it will furnish supplementally a copy of any omitted schedule, exhibit or annex to the Commission upon request.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Reed Smith LLP
Reed Smith LLP

cc:                                Graham Lumsden,

Chief Executive Officer of

Motif Bio plc